U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Columbus Circle Capital Corp. I (the “Issuer”)

2. Name of persons relying on exemption:

Glazer Capital, LLC (“Glazer Capital” or the “Reporting Persons”)

3. Address of persons relying on exemption:

250 West 55th Street, Suite 30A, New York, New York 10019.

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

Glazer Capital filed the following statements, in relevant part, on Schedule 13D with the Securities and Exchange Commission on November 18, 2025.

This is not a solicitation of authority to vote any proxy. Glazer Capital is not asking for your proxy card and will not accept proxy cards if sent.

The Reporting Persons initially acquired the securities of the Issuer because they believed that they represented an attractive investment opportunity.

The Reporting Persons do not believe that the proposed business combination between the Issuer and ProCap BTC (the “Target”), as currently structured, is in the best interests of public shareholders. Notwithstanding this view, the Reporting Persons remain open to engaging constructively with the Issuer, the Sponsor, and the Target to explore potential modifications to the proposed business combination or related terms that could make the transaction more attractive and accretive for all stakeholders.

The Reporting Persons have communicated to the Target that one potential path to improving the alignment of interests among all stakeholders includes materially reducing the Sponsor’s promote shares and certain transaction-related fees, with a view toward redistributing a portion of such economics to (i) a pool allocated to public shareholders who elect not to redeem their shares in connection with the proposed business combination, and (ii) the preferred stockholders. The Reporting Persons believe that exploring such a reallocation framework could enhance the attractiveness of the proposed business combination, improve capital structure stability, and create a more balanced outcome for public and preferred investors. These discussions remain preliminary, non-binding, and subject to further evaluation by all relevant parties.

At this time, the Reporting Persons intend to vote against the proposed business combination in its present form. The Reporting Persons also reserve the right to redeem some or all of their shares in connection with the shareholder vote related to the business combination or change their voting intentions or any such redemption decisions. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling shares of Common Stock, and/or engaging in short selling of, or hedging, or similar transactions with respect to the shares of Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D and have no intent or reserve any right with respect to any such matters.